Exhibit 3.2

CERTIFICATE OF FORMATION

OF

GENESIS ENERGY, LLC

Pursuant to Section 18-201 of the Delaware Limited Liability Company Act, the undersigned, being authorized to execute and file this Certificate of Formation for the purpose of forming a Delaware limited liability company, hereby certifies as follows:

ARTICLE I

The name of the limited liability company is Genesis Energy, LLC (the “Company”).

ARTICLE II

The address of its registered office in the State of Delaware is c/o Corporation Trust Company, Corporation Trust Center, 1209 Orange Street, Wilmington, New Castle County, Delaware 19801.  The name of its registered agent at such address is The Corporation Trust Company.

IN WITNESS WHEREOF, I have executed this Certificate of Formation, this 22nd day of December, 2008, to be effective on the 29th day of December, 2008.

/s/ Ross A. Benavides
Ross A. Benavides, Authorized Person